Exhibit 12.1

Baxalta Incorporated and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(unaudited—in millions, except ratios)

years ended December 31	2015	2014	2013	2012	2011
Income from continuing operations before income taxes	$1,198	$1,532	$1,613	$1,561	$1,679

Fixed charges
Interest costs(1)	95	0	0	0	0
Estimated interest in rentals(2)	17	14	13	13	13

Fixed charges as defined	$112	$14	$13	$13	$13

Adjustments to income from continuing operations
Interest costs capitalized	(44)	0	0	0	0
Net losses (gains) of less than majority-owned affiliates, net of dividends	0	0	0	0	0

Income from continuing operations as adjusted	$1,266	$1,546	$1,626	$1,574	$1,692

Ratio of earnings from continuing operations to fixed charges(3)	11.3	110.9	122.5	125.5	134.3

(1)	Excludes interest on uncertain tax positions.
(2)	Represents the estimated interest portion of rents and is a reasonable approximation of the interest factor.
(3)	Change in ratio for the year ended December 31, 2015 was driven by interest costs related to the company’s issuance of senior notes with a total aggregate principal amount of $5 billion in June 2015.